UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rhino Resource Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

76218Y103

(CUSIP Number)

W. Howard Keenan, Jr.

Yorktown Partners LLC

410 Park Avenue

19th Floor

New York, New York 10022

(212) 515-2100

Copies to:

Ann Marie Cowdrey

Thompson & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, Texas 75201-2533

(214) 969-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76218Y103

(1)	Names of Reporting Persons WESTON ENERGY LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 10,200,000 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 10,200,000 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,200,000 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 43.8% (2)
(14)	Type of Reporting Person (See Instructions) OO

(1)

Amount of securities beneficially owned are comprised of common units representing limited partnership interests (each, a “Common Unit”) issuable upon conversion of 1,500,000 Series A Preferred Units (each, a “Preferred Unit”) in Rhino Resource Partners LP (the “Partnership”), owned by Weston Energy LLC (“Weston”). The Preferred Units are convertible into Common Units at the option of the Partnership at the times set forth in, and subject to the terms and conditions of, the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership (as amended, the “Partnership Agreement”), and are entitled to vote on an as-converted basis with the Common Units. Each Preferred Unit will convert into a number of Common Units equal to the quotient (the “Series A Conversion Ratio”) of (i) the sum of $10.00 and any unpaid distributions in respect of such Preferred Unit divided by (ii) 75% of the volume-weighted average closing price of the Common Units for the preceding 90 trading days (the “VWAP”); provided however, that the VWAP will be capped at a minimum of $2.00 and a maximum of $10.00. On December 31, 2021, all outstanding Preferred Units will convert into common units at the then applicable Series A Conversion Ratio.

(2)

Percentage of class calculated based on a total of 13,098,353 Common Units outstanding and 10,200,000 Common Units issuable upon conversion of 1,500,000 total outstanding Series A Preferred Units, at $2.00 per Common Unit (the applicable VWAP as of May 30, 2019 because the actual VWAP is below $2.00), for a total of 23,298,353 Common Units outstanding, on an as-converted basis.

CUSIP No. 76218Y103

(1)	Names of Reporting Persons YORKTOWN ENERGY PARTNERS XI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 10,200,000 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 10,200,000 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,200,000 (1)(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 43.8% (3)
(14)	Type of Reporting Person (See Instructions) PN

(1)

Amount of securities beneficially owned are comprised of Common Units issuable upon conversion of 1,500,000 Preferred Units in the Partnership, owned by Weston. The Preferred Units are convertible into Common Units at the option of the Partnership at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement, and are entitled to vote on an as-converted basis with the Common Units. Each Preferred Unit will convert into a number of Common Units equal to the Series A Conversion Ratio. On December 31, 2021, all outstanding Preferred Units will convert into common units at the then applicable Series A Conversion Ratio.

(2)

The Preferred Units are held directly by Weston. Yorktown Energy Partners XI, L.P. (“Yorktown XI”) is a member of Weston and owns more than a majority of the membership interest in Weston and has the requisite voting power to cause Weston to take certain actions. As a result, Yorktown XI may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Weston.

(3)

Percentage of class calculated based on a total of 13,098,353 Common Units outstanding and 10,200,000 Common Units issuable upon conversion of 1,500,000 total outstanding Series A Preferred Units, at $2.00 per Common Unit (the applicable VWAP as of May 30, 2019 because the actual VWAP is below $2.00), for a total of 23,298,353 Common Units outstanding, on an as-converted basis.

CUSIP No. 76218Y103

(1)	Names of Reporting Persons YORKTOWN XI COMPANY LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 10,200,000 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 10,200,000 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,200,000 (1)(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 43.8% (3)
(14)	Type of Reporting Person (See Instructions) PN

(1)

Amount of securities beneficially owned are comprised of Common Units issuable upon conversion of Preferred Units in the Partnership, owned by Weston. The Preferred Units are convertible into Common Units at the option of the Partnership at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement, and are entitled to vote on an as-converted basis with the Common Units. Each Preferred Unit will convert into a number of Common Units equal to the Series A Conversion Ratio. On December 31, 2021, all outstanding Preferred Units will convert into common units at the then applicable Series A Conversion Ratio.

(2)

The Preferred Units are held directly by Weston. Yorktown XI Company LP (“Yorktown XI Company”) is the sole general partner of Yorktown XI, a member of Weston. Yorktown XI owns more than a majority of the membership interest in Weston and has the requisite voting power to cause Weston to take certain actions. As a result, Yorktown XI Company may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Weston.

(3)

Percentage of class calculated based on a total of 13,098,353 Common Units outstanding and 10,200,000 Common Units issuable upon conversion of 1,500,000 total outstanding Series A Preferred Units, at $2.00 per Common Unit (the applicable VWAP as of May 30, 2019 because the actual VWAP is below $2.00), for a total of 23,298,353 Common Units outstanding, on an as-converted basis.

CUSIP No. 76218Y103

(1)	Names of Reporting Persons YORKTOWN XI ASSOCIATES LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 10,200,000 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 10,200,000 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,200,000 (1)(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 43.8% (3)
(14)	Type of Reporting Person (See Instructions) OO

(1)

Amount of securities beneficially owned are comprised of Common Units issuable upon conversion of 1,500,000 Preferred Units in the Partnership, owned by Weston. The Preferred Units are convertible into Common Units at the option of the Partnership at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement, and are entitled to vote on an as-converted basis with the Common Units. Each Preferred Unit will convert into a number of Common Units equal to the Series A Conversion Ratio. On December 31, 2021, all outstanding Preferred Units will convert into common units at the then applicable Series A Conversion Ratio.

(2)

The Preferred Units are held directly by Weston. Yorktown XI Associates LLC (“Yorktown XI Associates”) is the sole general partner of Yorktown XI Company, the sole general partner of Yorktown XI, a member of Weston. Yorktown XI owns more than a majority of the membership interest in Weston and has the requisite voting power to cause Weston to take certain actions. As a result, Yorktown XI Associates may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Weston.

(3)

Percentage of class calculated based on a total of 13,098,353 Common Units outstanding and 10,200,000 Common Units issuable upon conversion of 1,500,000 total outstanding Series A Preferred Units issued pursuant to the Preferred Purchase Agreement (as defined in Item 3), at $2.00 per Common Unit (the applicable VWAP as of May 30, 2019 because the actual VWAP is below $2.00), for a total of 23,298,353 Common Units outstanding, on an as-converted basis.

This Amendment No. 1 amends the Schedule 13D with respect to the common units (“Common Units”), of Rhino Resource Partners LP, a Delaware limited partnership (the “Issuer”), previously filed by Weston Energy LLC, a Delaware limited liability company (“Weston”), Yorktown Energy Partners XI, L.P., a Delaware limited partnership (“Yorktown XI”), Yorktown XI Company LP, a Delaware limited partnership (“Yorktown XI Company”), and Yorktown XI Associates LLC, a Delaware limited liability company (“Yorktown XI Associates” and together with Weston, Yorktown XI and Yorktown XI Company, the “Reporting Persons”) on April 26, 2017 (the “Schedule 13D”). Except as set forth below, all Items of the Schedule 13D remain unchanged. Capitalized terms used and not defined herein have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as set forth below:

On December 30, 2016, Weston acquired 1,300,000 Series A Preferred Units (each, a “Preferred Unit”) from the Issuer for $10.00 per Preferred Unit pursuant to that certain Series A Preferred Unit Purchase Agreement (the “Preferred Purchase Agreement”) by and among the Issuer, Weston, and Royal Energy Resources, Inc., a Delaware corporation (“Royal Energy”). The Preferred Units have the preferences, rights and obligations set forth in the Fourth Amended and Restated Agreement of Limited Partnership of the Issuer (as amended, the “Partnership Agreement”). In exchange for the Preferred Units, Weston paid cash of $11.0 million to the Issuer and assigned to the Issuer a $2.0 million note receivable from Royal Energy originally dated September 30, 2016. Such Preferred Units are convertible into a number of Common Units equal to the quotient (the “Series A Conversion Ratio”) of (i) the sum of $10.00 and any unpaid distributions in respect of such Preferred Unit divided by (ii) 75% of the volume-weighted average closing price of the Common Units for the preceding 90 trading days (the “VWAP”); provided however, that the VWAP will be capped at a minimum of $2.00 and a maximum of $10.00. On December 31, 2021, all outstanding Preferred Units will convert into common units at the then applicable Series A Conversion Ratio. The Preferred Units are entitled to vote on an as-converted basis with the Common Units.

The foregoing description of the Preferred Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Preferred Purchase Agreement filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 6, 2017, and is incorporated herein by reference.

On January 27, 2017, Royal Energy conveyed to Weston 100,000 Preferred Units to partially satisfy Royal Energy’s obligations to Weston pursuant to a promissory note in the principal amount of $2,000,000 executed by Royal Energy in favor of Weston on December 30, 2016, the remainder of such obligation being satisfied by a cash payment.

On March 21, 2018, Weston admitted two new members and issued membership units of Weston to such members in exchange for a contribution to Weston by each such member of 50,000 Preferred Units, for an aggregate of 100,000 Preferred Units.

On May 3, 2019, the Issuer, Rhino GP LLC, a Delaware limited liability company and general partner of the Issuer (“Rhino GP”), and Royal Energy (collectively, the “Plaintiffs”) filed a Verified Complaint (a public version of the Verified Complaint may be obtained at https://secure.fileandservexpress.com/Login/Login.aspx) against Yorktown Energy Partners VI, L.P., Yorktown Energy Partners VII, L.P., Yorktown Energy Partners VIII, L.P., Yorktown Energy Partners IX, L.P., Yorktown XI, Yorktown Partners LLC (collectively, the “Yorktown Entities”), Weston, Rhino Resource Partners Holdings LLC, a Delaware limited liability company (“Rhino Holdings” and, together with the Yorktown Entities and Weston, the “Yorktown Defendants”), Bryan H. Lawrence, Bryan R. Lawrence and Ronald Phillips (“Phillips”), in the Court of Chancery of the State of Delaware seeking rescission of the transactions contemplated by the Preferred Purchase Agreement and related transactions (including the execution of an Option Agreement (the “Option Agreement”) by Rhino Holdings and the Issuer pursuant to which the Issuer issued to Rhino Holdings 5,000,000 Common Units as an option premium) (the “Subject Transactions”) and claiming to have been damaged by alleged breaches of contract, fiduciary duties, undisclosed conflicts of interest, and related claims.

On May 31, 2019, the Yorktown Defendants’ Answer to the Verified Complaint (the “Answer”), an as-filed copy of which is attached hereto as Exhibit 1.1, was released from seal and made publicly-available. The Answer describes both legal infirmities and factual inaccuracies in the Complaint, which render the Plaintiffs’ claims to be without merit. As the Answer sets forth, the Yorktown Defendants did not breach any contracts, fiduciary duties, or otherwise injure the Plaintiffs. Further, not only were the allegedly hidden material relationships fully disclosed to the Plaintiffs (and an independent conflicts committee (the “Conflicts Committee”) of the Rhino GP Board of Directors (the “Board”)) prior to the Issuer entering into the Subject Transactions, but the acknowledgement of such disclosure was certified by the Issuer as part of the closing documents delivered at closing of the Subject Transactions. Contrary to Plaintiffs’ allegations: (i) the arrangements involving Phillips, on the one hand, and Yorktown Partners LLC and certain of its affiliates (collectively, “Yorktown”), on the other hand, were disclosed and known to the Issuer prior to the execution of the Option Agreement, the Preferred Purchase Agreement and related agreements that, together, comprised the Subject Transactions (the “Disclosed Arrangements”); (ii) Yorktown, through its counsel, affirmatively sought to confirm with the Issuer’s general counsel that the Board and the Conflicts Committee were fully aware of the Disclosed Arrangements; (iii) the Issuer’s general counsel confirmed to Yorktown’s counsel that the Board and the Conflicts Committee had in fact discussed and acknowledged the Disclosed Arrangements; (iv) the Issuer’s general counsel shared with Yorktown’s counsel minutes of the Board meeting and Conflicts Committee meeting of Rhino GP held on December 20, 2016 (the “Rhino Minutes”), which further confirmed to Yorktown that the Disclosed Arrangements had been discussed, considered and acknowledged by the Conflicts Committee and the Board; (v) certified copies of the Rhino Minutes were attached as part of the certificate provided by the Issuer (the “Rhino Certificate”) to Yorktown as a required closing deliverable in connection with the closing of the Subject Transactions; and (vi) Yorktown proceeded with the closing of the Subject Transactions relying on the accuracy and completeness of the Rhino Certificate and the Rhino Minutes. As the Rhino Minutes provide in relevant part:

“The Board discussed existing and potential conflicts regarding the Preferred Unit Purchase Agreement and Option Agreement and related transactions with respect to director Ron Phillips. These existing and potential conflicts relate to the economic interest and relationship of Mr. Phillips with Yorktown and/or its affiliated companies. Mike Thompson and David Hanig, as the sole members of the Conflicts Committee acknowledged the existing and potential conflicts involved, and voted to approve the Preferred Unit Purchase Agreement and Option Agreement, and the transactions contemplated thereby, including the related amendment to the Limited Partnership Agreement, and recommended such to the Board for full Board Approval.”

The Chancery Court of the State of Delaware will ultimately render a decision regarding the allegations made in the Verified Complaint.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as set forth below:

Weston initially acquired the securities described in this Schedule 13D for investment purposes and has reviewed its investments in the Issuer on a continuing basis. Following such review, Weston has determined that there may be an opportunity to assess alternatives for enhancing unitholder value.

Weston is considering all options and, while it has no plans or proposals to do so currently (except as otherwise disclosed in this Item 4), reserves the right and is considering whether to propose other transactions which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D, including the acquisition of securities of the Issuer by any person or the disposition of securities of the Issuer by Weston, and a change in the Board of Managers of the GP, and/or the members of executive management of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as set forth below:

(a) Each of the Reporting Persons beneficially owns an aggregate of 10,200,000 Common Units which may be acquired upon the conversion of the Preferred Units, representing 43.8% of the outstanding Common Units (based on 13,098,353 total outstanding Common Units of the Issuer as of May 3, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2019, plus 1,500,000 Preferred Units which are convertible into an estimated 10,200,000 Common Units at $2.00 per Common Unit (the applicable VWAP as of May 30, 2019 because the actual VWAP is below $2.00), for a total of 23,298,353 Common Units outstanding. Each Reporting Person disclaims beneficial ownership of the reported Common Units except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Common Units for the purposes of Section 13(d) of the Exchange Act or any other purpose.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1.1	The Yorktown Defendants’ Answer to the Verified Complaint (as-filed copy).

Exhibit 2.1	Series A Preferred Unit Purchase Agreement by and among the Issuer, Weston, and Royal Energy (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 6, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2019

WESTON ENERGY LLC

By:	/s/ W. Howard Keenan, Jr.
W. Howard Keenan, Jr., Manager

YORKTOWN ENERGY PARTNERS XI, L.P.

By:	Yorktown XI Company LP,
Its General Partner

By:	Yorktown XI Associates LLC,
Its General Partner

By:	/s/ W. Howard Keenan, Jr.
Name: W. Howard Keenan, Jr.
Title: Managing Member

YORKTOWN XI COMPANY LP

By:	Yorktown XI Associates LLC,
Its General Partner

By:	/s/ W. Howard Keenan, Jr.
Name: W. Howard Keenan, Jr.
Title: Managing Member

YORKTOWN XI ASSOCIATES LLC

By:	/s/ W. Howard Keenan, Jr.
Name: W. Howard Keenan, Jr.
Title: Managing Member